UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

Red Oak Capital Intermediate Income Fund, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1676855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

(Full mailing address of principal executive offices)

(980) 288-6627

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of our offering circulars, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company.

Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, was formed on June 24, 2020. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the operational oversight of our assets through our manager, Red Oak Capital Participation Fund GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We offered up to a maximum of $75.0 million in the aggregate of the Company’s Series A, Series B, Series C, Series D, and Series E Bonds, and $150 million in the aggregate of the Company’s Series F, Series G, and Series H Bonds, or, collectively, the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000 for the Series A, Series B, Series C, Series D, and Series E Bonds and a minimum purchase amount of $50,000 for the Series F, Series G, and Series H Bonds. We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 17, 2020, which was qualified by the SEC on December 28, 2020. We filed a post-qualification amendment on Form 1-A POS, or the First Revised Statement, on December 28, 2021, which was qualified by the SEC on January 11, 2022. We filed a second post-qualification amendment on Form 1-A POS, or the Second Revised Offering Statement, on July 11, 2023, which was qualified by the SEC on July 19, 2023. Pursuant to the Offering Statement and both the First and Second Revised Offering Statements (collectively the “prior offering”), the Bonds have been previously issued in five series, Series A, Series B, Series C, Series D and Series E. Subsequently, the Company made available through an offering exempt from registration pursuant to Rule 506(c) of Regulation D Bonds in Series F, Series G, and is currently offering Series H. The Series C and Series D Bonds bear interest at a rate equal to 6.0% per year (which increases to 6.75% upon a renewal). The Series A and Series B Bonds bear an interest rate equal to 6.75%, since both were renewed. Series E, Series F, and Series G Bonds bear interest at a rate equal to 6.75%, regardless of whether in the initial term or upon renewal. Series H Bonds bear interest at a rate equal to 8.00%, regardless of whether in the initial term or upon renewal. The sole difference between the Series A, Series B, Series C and Series D bonds are the maturity dates, over a two-year period starting on May 24, 2023. The difference between the Series A, Series B, Series C and Series D Bonds, collectively, and the Series E, Series F, Series G, and Series H Bonds is the maturity dates and the interest rate. As of December 31, 2025, and the issuance date of this report, the Offering issued $3.5 million, $5.9 million, $7.8 million, $1.3 million, and $2.7 million of the Series A Bonds, Series B Bonds, Series C Bonds, Series D Bonds, and Series E Bonds, respectively. We have raised $5.3 million of Series F Bonds. Subsequent to year-end, holders of $2.0 million of maturing Series E Bonds reinvested their principal in the Series G Bonds. Proceeds from the sale of the Bonds will be used to acquire minority participation interests in commercial real estate loans originated by other funds sponsored by our Manager consistent with our investment strategies, or participations, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

2

As of December 31, 2025, the Company held four minority participation interests in commercial real estate loans, providing $7.5 million of loan principal to various borrowers. The portfolio of loans possessed interest rates averaging 7.6% and maturities ranging from August 31, 2024 to July 31, 2025. The following table outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2025:

Borrower	Location	Maturity	Note Principal	Interest Rate
YP Trillium LLC	Hoffman Estates, IL	11/8/2024	$4,067,000	7.50%
JV SBAM SB, LLC	Grand Rapids, MI	8/31/2024	$1,000,000	7.50%
Keego Harbor MHC-Michigan LLC	Keego Harbor, MI	7/31/2025	$1,372,000	7.75%
Laura Trio, LLC	Jacksonville, FL	10/31/2024	$1,100,000	7.75%

As of December 31, 2025, the Company held a $1.0 million and $0.7 million minority participation interest in two commercial real estate loans where the lead lenders acquired the underlying properties through foreclosure. The Company will receive first priority of proceeds upon liquidation of the properties by the lead lenders.

We are managed by our Manager, which is wholly owned by Messrs. Gary Bechtel, Kevin Kennedy, Raymond T. Davis and White Oak Capital Holdings, LLC. Our Sponsor, Red Oak Capital Holdings, LLC, has entered into a Management and Advisory Agreement whereby it has agreed to act as asset manager of the Company. Our Sponsor is a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on May 24, 2021. As of December 31, 2025, we have received approximately $21.0 million in net proceeds from our offering of Bonds and have deployed approximately $22.5 million of proceeds into minority participation interests in commercial real estate loans, which includes payoff proceeds received that have been redeployed.

3

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations — For the Year Ended December 31, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the year ended December 31, 2025.

For the year ended December 31, 2025, our total revenue from operations, which primarily consisted of mortgage interest income, was $0.1 million. Operating costs for the same period, including bond interest expense of $0.9 million, provision for credit losses of $0.8 million, and professional fees of $0.1 million, amounted to $1.9 million. Net loss for the period amounted to $1.7 million.

As of December 31, 2025, the Company had $7.5 million deployed into minority participation interests in commercial real estate loans. The Company also had $1.7 million deployed into minority participation interests in two commercial real estate loans where lead lenders acquired the underlying properties through foreclosure. See the table in the section above for additional details on the outstanding participation loans.

On January 14, 2025, a loan with 1234 Templecliff LLC as the underlying borrower, in which the Company has a $0.6 million participation interest, was extended three months to March 31, 2025 by the lead lender ROCFII Series, a series of Red Oak Capital Fund Series, LLC, in exchange for a $5,750 extension fee. On May 2, 2025, the borrower defaulted on the loan for failure to repay the entire outstanding principal and interest on the loan on the maturity date. Management placed the loan in nonaccrual status on this date and reversed $0.02 million in previously accrued interest income. On August 19, 2025, ROCF II Series took ownership of the property through ROCFII Templecliff, LLC, a wholly owned subsidiary, and is pursuing property-level debt to support incremental renovations, after which the lead lender expects to stabilize and liquidate the asset. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender.

On March 13, 2025, YP Trillium, LLC, the underlying borrower on a loan in which the Company has a $4.1 million participation interest, informed the lead lender, ROCFV Series, a series of Red Oak Capital Fund Series, LLC, of its intent to default on the senior secured loan in the amount of $8.3 million. Management is currently working through the process of obtaining ownership of the property. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender. As of December 31, 2025, the Company has a loan loss reserve of $1.6 million established.

On April 21, 2025, Legacy Lofts II LLC and Legacy Lofts III LLC, the underlying borrowers on a loan in which the Company had a $2.8 million participation interest, paid off the loan in full. On April 28, 2025, the Company received $3.0 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount, inclusive of all principal and outstanding interest.

On April 23, 2025, a loan with Keego Harbor MHC-Michigan LLC as the underlying borrower, in which the Company has a $1.4 million participation interest, was extended three months to July 31, 2025 by the lead lender, ROCF II SPV, LLC, in exchange for a $7,000 extension fee. On October 13, 2025, the borrower defaulted on the loan for failure to repay all outstanding principal and interest on the extended maturity date. Management placed the loan in non-accrual status on October 13, 2025 and reversed $0.03 million in previously accrued interest income. Subsequent to year-end, the lead lender sold the loan to a third party. The Company received $1.4 million in proceeds from the loan sale, resulting in full repayment of the loan’s principal outstanding at the time.

4

On May 2, 2025, mortgage note borrower Laura Trio, LLC defaulted on its $6.3 million loan for failure to repay outstanding principal and interest at maturity after failing to cure a notice of default issued on April 21, 2025. Management placed the loan in non-accrual status on January 1, 2025. Subsequent to year-end, the lead lender, ROCFII Series, a Series of Red Oak Capital Fund Series, LLC, sold the loan to a third party. The Company received $1.1 million in proceeds from the loan sale, resulting in full repayment of the loan’s principal. The Company wrote off $0.02 million in interest that was accrued prior to management placing the loan in nonaccrual status on January 1, 2025, as it was deemed uncollectible given the known note sale proceeds.

Results of Operations — For the Year Ended December 31, 2024

Set forth below is a discussion of our operating results for the year ended December 31, 2024.

For the year ended December 31, 2024, our total revenue from operations, which primarily consisted of mortgage interest income, was $1.0 million. Operating costs for the same period, including bond interest expense of $1.1 million, provision for loan losses of $0.7 million, and professional fees of $0.2 million, amounted to $2.1 million. Net loss for the period amounted to $1.1 million.

As of December 31, 2024, the Company had deployed $11.0 million of proceeds into minority participation interests in commercial real estate loans.

On March 1, 2024, the office located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired by Red Oak Capital Fund V, LLC (the lead lender) through foreclosure. The Company held a $1.0 million minority participation interest in the loan that originally matured on March 31, 2023. The lead lender took ownership of the property through ROCFV Waterview, LLC, a wholly owned subsidiary of the lead lender, and began the sale process. As of December 31, 2024 and December 31, 2025, the property was held for sale and the lead lender was fielding interest from several buyer groups. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender. The Company’s participation interest remains outstanding and in default at December 31, 2025.

On March 1, 2024, a loan with JV SBAM SB, LLC as the underlying borrower, in which the Company has a $1.0 million participation interest, was extended six months to August 31, 2024 by the lead lender Red Oak Income Opportunity Fund, LLC.

On June 10, 2024, a loan with 1234 Templecliff LLC as the underlying borrower, in which the Company has a $1.1 million participation interest, was extended six months to December 31, 2024 by the lead lender Red Oak Capital Fund II, LLC in exchange for an $11,500 extension fee. Subsequent to December 31, 2024, the borrower was extended three additional months to March 31, 2025. The Company’s participation remains outstanding and in default at December 31, 2025.

On August 29, 2024, the Company’s $2.0 million minority participation interest in LaRose Hospitality, LLC paid off by the lead lender, Red Oak Income Opportunity Fund, LLC, a related party. The Company’s pro-rata share of the interest earned on the loan was 7.50%, which equated to $377,549 in interest payments over the life of the investment.

On September 5, 2024, JV SBAM SB, LLC was issued a notice of default for failure to make interest payments and failure to repay the outstanding principal balance and accrued but unpaid interest on the maturity date. The borrower failed to cure the default by the September 15, 2024 cure date and the loan was placed into nonaccrual status by the Company. Management determined that the interest accrued and unpaid from July 1, 2024 through September 15, 2024 was uncollectible, and reversed interest for this period.

5

Effective December 6, 2024, the Company amended and restated its existing Loan Participation Agreement with Red Oak Capital Fund II, LLC, a related party, to reduce its minority participation interest in the 1234 Templecliff LLC loan to $0.6 million. The property was foreclosed upon by the lead lender in 2025 and remains due.

Liquidity and Capital Resources

As of December 31, 2025, we have raised $3.5 million of Series A Bonds, $5.9 million of Series B Bonds, $7.8 million of Series C Bonds, $1.3 million of Series D Bonds, $2.7 million of Series E Bonds, and $5.3 million of Series F Bonds pursuant to our offering of Bonds. As of December 31, 2025, $3.8 million of Series B Bonds, $2.7 million of Series E Bonds, and $5.3 million of Series F Bonds remained outstanding.

The Series B Bonds Maturity Date was May 31, 2024. Pursuant to the Indenture, the Company provided a Notice of Maturity to the Series B Bondholders, which informed the Bondholders of the Company’s election to automatically renew the Bonds for an additional two years at an interest accrual rate of 6.75% per annum, as of, and from, the Maturity Date, unless the applicable holder elected to be redeemed upon the Maturity Date. The total Series B Bond principal for investors that elected to renew their investment and investors that elected to be redeemed was $4.6 million and $0.8 million, respectively. The Series B Bonds will mature on May 31, 2026, in which case the Company will be obligated to redeem the matured Series B Bonds, but will also seek to have those bondholders reinvest in the Series H Bonds. There is no obligation by bondholders to reinvest and there is no guaranty of their reinvestment.

The Series C Bonds Maturity Date was November 30, 2024. Pursuant to the Indenture, the Company elected to redeem all Series C Bonds on such date, which resulted in $2.3 million of Series C Bond principal being repaid. The remaining $5.3 million of bondholders elected to reinvest their principal in the Series F Bonds under the Regulation D offering. The Series F Bonds have a maturity date of May 31, 2027 and an interest rate of 6.75% per annum.

The Series D Bonds Maturity Date was May 31, 2025. Pursuant to the Indenture, the Company elected to redeem the Series D Bonds on such date. The total Series D Bond principal redeemed was $1.3 million.

The Series A Bonds Maturity Date was November 30, 2025. Pursuant to the Indenture, the Company elected to redeem the Series A Bonds on such date. The total Series A Bond principal redeemed was $0.7 million.

The Series E Bonds Maturity Date occurred on January 31, 2026, subsequent to year-end. Pursuant to the Indenture, the Company elected to redeem all Series E Bonds on such date, which resulted in $0.7 million of Series E Bond principal being repaid. The remaining $2.0 million of bondholders elected to reinvest their principal in the Series G Bonds under the Regulation D offering. The Series G Bonds have a maturity date of August 31, 2028 and an interest rate of 6.75% per annum.

The Company anticipates eligible Series B Bondholders will reinvest in Series H Bonds under the Regulation D offering, but there is no obligation on the part of these bondholders to reinvest, and there is no guaranty of their reinvestment. The Company also anticipates repaying $5.3 million of Series F Bond principal upon maturity on May 31, 2027 and $2.0 million of Series G Bond principal upon maturity on August 31, 2028.

Our principal demands for cash will be for acquisition costs, including the purchase price of any participation interests, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt. The Company had cash on hand of $0.2 million as of December 31, 2025. We have a 49% limit on the amount of debt that can be employed in the operations of the business.

6

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of the offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of December 31, 2025, the prior offering, filed by the Company with the SEC on Forms 1-A and 1-A POS, is closed and, as such, we will no longer issue any additional Bonds under this offering. The Company’s offering that is exempt from registration pursuant to Rule 506(c) of Regulation D expires on June 30, 2026. In February 2026, the Company issued $2.0 million in Series G Bonds under this offering. The Company may, from time to time, without notice to or consent of the Bondholders, issue additional bonds in a different series pursuant to the Regulation D offering. We intend to use the net proceeds from the offerings to purchase participation interests, securities or other assets we acquire, pay operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds.

We did not close any new commercial real estate loan participations during 2025 as the Company remained fully deployed throughout the period. During the second quarter, a participation note with $2.8 million of participation principal paid off in full. The Company received $3.0 million in proceeds from the payoff.

As of December 31, 2025, all four loans underlying the participation interests held by the Company were in default. The Company also held two minority participation interests in assets that were acquired by the lead lenders. Of the four loans, two of these defaults were remediated through loan sales subsequent to year-end. Management is working diligently to remediate the remaining impairments which typically involves taking possession of the collateral underlying the defaulted loan with the intent to liquidate through sale to an external party. Given the senior position that the Company’s participation interests retain in the obligation, the probability of recovery is greater than if this position did not exist. Nonetheless, where indicated by the current value of the collateral, management has booked reserves for potential losses on the Company’s participation interests. Assuming the Company and lead lenders are successful in working out and realizing the distressed assets, we expect to recover most if not all of the principal invested in the participation interests. However, if these efforts, for whatever reason, are not successful, it may result in additional losses beyond those contemplated by the reserves and ultimately could materially alter our ability to meet our obligations in a timely manner, including debt service obligations and the redemption of bond maturities.

7

Item 3. Directors and Officers

The following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is wholly owned by certain of our executive officers and an affiliated entity. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	68	Chief Executive Officer*	August 2020
Kevin P. Kennedy	60	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	59	President and Chief Strategy Officer*	March 2025 (President) November 2019 (Chief Strategy Officer)
Paul Cleary	62	Chief Operating Officer	March 2022
Thomas McGovern	47	Chief Financial Officer	April 2022
Robert Kaplan	55	Chief Legal Officer and EVP	March 2023
Matthew Webster	59	Chief Credit Officer and EVP	March 2025

*Member of the board of managers of our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for our Sponsor.  Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO).  Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing.  He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA.  He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

8

Raymond T. Davis is President and Chief Strategy Officer for our Sponsor. Ray is responsible for the company’s lending and asset management operations, as well as our long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused his operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is Chief Operating Officer and brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender.  He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is Chief Financial Officer of our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institution sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development for Red Oak Capital Holdings and its affiliate, White Oak Capital Holdings, LLC (WOCH). As Chief Legal Officer, Robert develops and leads the ROCH-WOCH corporate legal strategy; works with other executive management team members to formulate and maintain internal audits, corporate compliance programs and general management policies; and oversees delivery of legal services and resources to accomplish corporate goals, strategies and priorities. In his role as Executive Vice President for Corporate Development, Robert works with the companies’ CEO and Chief Strategy Officer to devise and execute capital markets strategy and long-term growth and development plans for ROCH and WOCH. A well-regarded expert in the federal JOBS Act, the veteran securities lawyer is also a pioneer and advocate in the revision and revitalization of Regulation A. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financing of real estate acquisitions and M&As. He is also well-versed in the placement of alternative investments in the retail, independent broker-dealer and registered investment advisor market. Highly regarded as an expert on the JOBS Act and the revision and revitalization of Regulation A, Robert has worked with Congress on the adoption of Title IV, including testifying before the U.S. Senate Banking Committee on Regulation A’s impact on the lower middle market and the alternatives industry. He has also worked with the Securities and Exchange Commission’s Office of Small Business Policy and the Division of Corporation Finance on rules for implementation of Regulation A. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Robert to serve on the Virginia Board of Housing and Community Development. Robert received his J.D. from the College of William & Mary’s Marshall-Wythe School of Law. He operates out of the firm’s Charlotte, NC office, reporting directly to the CEO.

9

Matthew Webster serves as the Chief Credit Officer and Executive Vice President for Red Oak Capital Holdings and its affiliate, White Oak Capital Holdings, LLC (WOCH). Matthew leads ROCH-WOCH’s credit strategy, portfolio risk management, and underwriting operations. Matthew brings more than 30 years of experience in capital markets, structured finance, and risk management having worked across balance sheet and securitized lending, senior and mezzanine debt, equity investments, and non-performing loan acquisitions. He has structured and executed over $250 billion in transactions and worked with some of the world's most sophisticated institutional investors, including sovereign wealth funds, global REITs, and alternative asset managers. Matthew previously served as Global Head of Real Estate Finance at HSBC, managing more than $100 billion in commercial real estate exposure. His expertise spans key roles at Morgan Stanley, Goldman Sachs, Hypo Real Estate, and Fitch Ratings, where he led major capital markets initiatives and advised regulatory bodies on financial stability and capital requirements. Matthew holds a Chartered Financial Analyst (CFA) certificate and earned dual bachelor's degrees in Business Management and Economics from North Carolina State University. He frequently lectures at universities and contributes to industry forums on commercial real estate finance and investment strategies.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

10

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership	Percent of Class
LLC Interests	Gary Bechtel*	N/A	18.59%
LLC Interests	Kevin Kennedy*	N/A	26.82%
LLC Interests	Raymond Davis*	N/A	12.39%
LLC Interests	White Oak Capital Holdings, LLC*	N/A	39.21%
LLC Interests	All Executives and Managers*	N/A	60.80%

*5925 Carnegie Blvd, Suite 110, Charlotte, North Carolina 28209

† Messrs. Bechtel and Davis own the majority of the voting equity securities (each own 35%) of White Oak Capital Holdings, LLC

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements.

Item 6. Other Information

None.

11

Item 7. Financial Statements

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2025 AND DECEMBER 31, 2024

12

13

INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Intermediate Income Fund, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Intermediate Income Fund, LLC (a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, changes in member’s capital, and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

14

To the Managing Member

Red Oak Capital Intermediate Income Fund, LLC

Page Two

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Company’s Annual Report

Management is responsible for the other information included in the Company’s annual report. The other information comprises the Company’s annual report on Form 1-K but it does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance on it.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ UHY LLP

Farmington Hills, Michigan
April 28, 2026

15

Red Oak Capital Intermediate Income Fund, LLC
Balance Sheets

	December 31, 2025	December 31, 2024

Assets

Current assets:
Cash and cash equivalents	$220,457	$684,016
Mortgage loans receivable, held for investment, net	5,972,000	10,268,000
Loan interest receivable	17,722	179,610
Due from affiliates	1,614,803	1,000,000

Total assets	$7,824,982	$12,131,626

Liabilities and Member's Deficit

Current liabilities:
Current portion of series A bonds payable, net	$-	$730,000
Current portion of series B bonds payable, net	3,814,000	-
Current portion of series D bonds payable, net	-	1,328,254
Current portion of series E bonds payable, net	2,648,866	2,642,162
Bond interest payable	197,758	231,733
Accrued expenses	2,346	3,404
Total current liabilities	6,662,970	4,935,553

Long-term liabilities:
Series B bonds payable, net	-	4,304,000
Series F bonds payable, net	5,250,000	5,250,000
Total long-term liabilities	5,250,000	9,554,000

Total liabilities	11,912,970	14,489,553

Member's deficit	(4,087,988)	(2,357,927)

Total liabilities and member's deficit	$7,824,982	$12,131,626

The accompanying footnotes are an integral part of the financial statements

16

Red Oak Capital Intermediate Income Fund, LLC
Statements of Operations

	For the Year Ended December 31,
	2025	2024

Revenue:
Mortgage interest income	$100,988	$929,440
Bank interest income	31,954	49,628
Total revenue	132,942	979,068

Expenses:
Bond interest expense	879,943	1,104,301
Provision for credit losses	827,000	740,000
Professional fees	122,662	194,161
Management fees	33,398	44,048
Organization fees	-	1,425
Total expenses	1,863,003	2,083,935

Net loss	$(1,730,061)	$(1,104,867)

The accompanying footnotes are an integral part of the financial statements

17

Red Oak Capital Intermediate Income Fund, LLC
Statements of Changes in Member's Capital

Managing Member

Member's deficit, January 1, 2024	$(1,253,060)

Net loss	(1,104,867)

Member's deficit, January 1, 2025	$(2,357,927)

Net loss	(1,730,061)

Member's deficit, December 31, 2025	$(4,087,988)

The accompanying footnotes are an integral part of the financial statements

18

Red Oak Capital Intermediate Income Fund, LLC
Statements of Cash Flows
	For the Year Ended December 31,
	2025	2024

Cash flows from operating activities:
Net loss	$(1,730,061)	$(1,104,867)

Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Amortization of debt issuance costs	8,450	42,547
Provision for credit losses	827,000	740,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	161,888	29,872
Net change in due from affiliates	49	-
Net change in bond interest payable	(33,975)	(26,567)
Net change in due to managing member	-	-
Net change in accrued expenses	(1,058)	2,404

Net cash used in operating activities	(767,707)	(316,611)

Cash flows from investing activities:
Mortgage notes repaid	2,854,148	2,500,261

Net cash provided by investing activities	2,854,148	2,500,261

Cash flows from financing activities:
Proceeds from Series E Bonds	-	285,000
Payment of debt issuance costs	-	(2,138)
Redemptions of Series A Bonds	(730,000)	(774,000)
Redemptions of Series B Bonds	(490,000)	(1,296,000)
Redemptions of Series C Bonds	-	(2,514,000)
Redemptions of Series D Bonds	(1,330,000)	-

Net cash used in financing activities	(2,550,000)	(4,301,138)

Net change in cash and cash equivalents	(463,559)	(2,117,488)

Cash and cash equivalents, beginning of year	684,016	2,801,504

Cash and cash equivalents, end of year	$220,457	$684,016

Supplemental disclosure of cash flow information:
Cash paid for interest	$905,468	$1,067,575

The accompanying footnotes are an integral part of the financial statements

19

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

1. Organization

Red Oak Capital Intermediate Income Fund, LLC (the “Company”) is a Delaware limited liability company formed to acquire minority participation interests in commercial real estate loans (“Participation Loans”) made by other funds sponsored by the Sponsor and its affiliates (“Sponsored Funds”). The Company enters into loan participation agreements pursuant to which it shares the rights, obligations and benefits of the Participation Loan with the Sponsored Fund which retains the majority of the participation interest in the Participation Loan.  Red Oak Capital Participation Fund GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 24, 2020 and commenced operations on May 24, 2021. The Company raised $21 million through the issuance of Senior Secured Series A Bonds, Series B Bonds, Series C Bonds, Series D Bonds, and Series E Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Company conducted a subsequent offering of Series F and Series G Bonds and is currently offering Series H Bonds under an exemption from registration pursuant to Regulation D. The Company’s term is indefinite.

The Company’s operations have been adversely affected by macroeconomic conditions and global uncertainties, including lingering inflation, elevated interest rates, geopolitical instability, changes to fiscal and monetary policy, labor shortages, supply chain disruptions, and the sporadic effects of tariffs and trade disputes on key imports and exports. The current macroeconomic environment has contributed to volatility in the capital markets, tighter lending conditions, and declining commercial real estate valuations across certain property types. As of December 31, 2025, all six of the Company’s outstanding loans are in default and have been evaluated for impairment, resulting in the recognition of loan loss provisions. These conditions have adversely affected the Company’s operating results, liquidity, and ability to generate cash flows.

The Company’s Series B Bonds mature on May 31, 2026, in which case the Company will be obligated to redeem the Bonds, but will also seek to have those bondholders reinvest in the Series H Bonds. There is no obligation by bondholders to reinvest and there is no guaranty of their reinvestment. While not all of the Company’s outstanding debt obligations mature within the next twelve months, the Company has limited ability to generate cash flows from its existing loan portfolio that would be sufficient to satisfy all obligations as they come due. Management believes anticipated loan payoffs and asset liquidations will enable the Company to meet its ongoing obligations for at least one year from the date the financial statements are issued. Recently, the Company received material payoffs totaling $2.5 million, including the Keego Harbor MHC-Michigan LLC loan ($1.4 million on February 23, 2026) and the Laura Trio, LLC loan ($1.1 million on February 2, 2026). These proceeds have materially improved the Company’s liquidity position.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

20

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, certain macro events and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans is dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

21

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise of the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. At December 31, 2025 and December 31, 2024, $1.6 million and $0.7 million of loan loss reserve was recorded, respectively.

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading process includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan.

This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – moderate probability of default
4.	Watch – material probability of default
5.	Special mention – significant probability of default
6.	Substandard – substantial probability of default
7.	Doubtful – highly likely probability of default
8.	Default – defaulted / expected to default

Accrued interest receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan and available for sale securities. Accrued interest receivable was $0.04 million and $0.2 million as of December 31, 2025 and December 31, 2024, respectively, relating to loans and available for sale securities, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. Loan interest receivable and accrued interest receivable related to available for sale securities of $0.06 million and $0.02 million were written off during the years ended December 31, 2025 and December 31, 2024.

22

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on non-accrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as non-accrual, the future accrual of interest is suspended and previously accrued interest in the period placed on non-accrual is reversed unless management is confident in its ultimate recovery. Interest received on non-accrual loans is either applied against principal or recognized as interest income. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

The Company generally will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. In addition, management may place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is in doubt. Four loans totaling $7.5 million were in non-accrual status at December 31, 2025 and two loans totaling $3.8 million were in non-accrual status at December 31, 2024.

Bonds payable

Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements.

As a single member LLC wholly owned by Red Oak Capital Participation Fund GP, LLC, the Company is considered a disregarded entity for tax purposes. As such, it does not file a tax return.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has selected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

23

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Mortgage loans receivable, held for investment

As of December 31, 2025 and December 31, 2024, the Company held approximately $7.5 million and $11.0 million of mortgage loans receivable, held for investment, gross of $1.6 million and $0.7 million in loan loss reserves, respectively. At December 31, 2025 this consisted of four minority loan participations where the weighted average interest rate was 7.6% and where the maturities ranged from August 31, 2024 through July 31, 2025, based on underlying loan agreements. At December 31, 2024 this consisted of six minority loan participations where the weighted average interest rate was 7.6% and where the maturities ranged from August 31, 2024 through April 26, 2025, based on underlying loan agreements. The Company earned and accrued approximately $0.1 million and $0.9 million of mortgage loan interest income during the years ended December 31, 2025 and December 31, 2024, respectively.

The below table summarizes the allowance for credit losses for the periods ended December 31, 2025 and December 31, 2024:

January 1, 2024 Balance	$-
Increases	740,000
Decreases	-
December 31, 2024 Balance	$740,000
Increases	897,000
Decreases	(70,000)
December 31, 2025 Balance	$1,567,000

The below table summarizes mortgage loans receivable, held for investment, gross of loan loss reserves, by credit quality indicators at December 31, 2025:

Prime	$-
Pass	-
Low pass	-
Watch	-
Special mention	-
Substandard	-
Doubtful	1,372,000
Default	6,167,000
Total	$7,539,000

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the participant, leaving the servicing of the loan to the lead lender. The Company maintains a first priority position of both principal and interest for all participations. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through December 31, 2025, all minority participations have been purchased at par.

24

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Mortgage loans receivable, held for investment (continued)

On March 1, 2024, ROCFV Series, a series of Red Oak Capital Fund Series, LLC, a related party, acquired a commercial office building in Parsippany, New Jersey through a deed in lieu of foreclosure. The building had collateralized a senior secured loan with 11 Waterview Blvd. LLC which had been in default since 2023. The Company maintains a first security position on the Waterview property from its participation interest totaling $1.0 million and has reclassified this amount as due from related party on the balance sheet. The full amount of $1.0 million is anticipated to be settled when the foreclosed real estate is liquidated, or sooner, at the discretion of the lead lender.

On March 1, 2024, ROIOF Series, a series of Red Oak Capital Fund Series, LLC, a related party, and JV SBAM SB LLC entered into an agreement to extend the maturity date from February 29, 2024 to August 31, 2024. The Company has a $1.0 million participation in the loan.

On June 10, 2024, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, and 1234 Templecliff LLC entered into an agreement to extend the original maturity date from June 30, 2024 to December 31, 2024. The Company has a $0.6 million participation in this loan, which is held as due from affiliates at December 31, 2025 due to a 2025 foreclosure by the lead lender.

On August 29, 2024, the minority participation with LaRose Hospitality, LLC was paid off by the lead lender, ROIOF Series, a series of Red Oak Capital Fund Series, LLC, a related party, for $2.0 million, which was the principal and interest outstanding at the time. The Company purchased the Participation Interest for $2.0 million and the Company’s pro-rata share of the interest due on the Loan was 7.50%.

On September 5, 2024, ROIOF Series, a series of Red Oak Capital Fund Series, LLC, a related party, issued a notice of default to mortgage note borrower, JV SBAM SB LLC, for failure to make interest payments and failure to repay the outstanding principal balance and accrued but unpaid interest on the maturity date. The borrower did not cure the default by the September 15, 2024 cure date and the loan was placed into non-accrual status by the Company. Management determined that interest accrued and unpaid from July 1, 2024 through September 15, 2024 was uncollectible, and reversed interest for this period. The loan originally matured on August 31, 2024, and the Company holds an unpaid $1.0 million minority participation in the loan as of December 31, 2025.

Effective December 6, 2024, the Company amended and restated its existing Loan Participation Agreement with ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, to reduce its minority participation in 1234 Templecliff LLC to $0.6 million.

On January 14, 2025, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, and 1234 Templecliff LLC entered into an agreement to extend the maturity date from December 31, 2024 to March 31, 2025. The Company holds a $0.6 million participation in this loan.

On March 13, 2025, ROCFV Series, a series of Red Oak Capital Fund Series, LLC, a related party, was informed by mortgage note borrower YP Trillium, LLC of its intent to default on its senior secured loan with a principal balance of $8.3 million. Management continues to work through the foreclosure process on the office building in Hoffman Estates, IL and plans to lease-up the building and list if for sale thereafter. The Company will maintain a first security position on the property from its participation interest totaling $4.1 million. As of December 31, 2025, the Company has a loan loss reserve of $1.6 million established.

On April, 28, 2025, the minority participation with Legacy Lofts II LLC and Legacy Lofts II LLC was paid off by the lead lender, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, for $3.0 million, which was the principal and interest outstanding at the time. The Company purchased the Participation Interest for $2.8 million, and the Company's pro-rata share of the interest due on the loan was $0.1 million.

25

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Mortgage loans receivable, held for investment (continued)

On May 2, 2025, mortgage note borrower 1234 Templecliff LLC defaulted on its $2.3 million loan for failure to repay outstanding principal and interest at maturity after failing to cure a notice of default issued on April 23, 2025. Loan interest receivable of $0.02 million was written off during the year ended December 31, 2025. On August 19, 2025, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, took possession of the multifamily apartments building in Dallas, Texas via foreclosure and has begun exploring property-level debt to support incremental renovations prior to liquidating the asset. The Company will maintain a first security position on the property from its participation interest totaling $0.6 million. The full $0.6 million is anticipated to be settled when the foreclosed real estate is liquidated, or sooner, at the discretion of the lead lender.

On May 2, 2025, mortgage note borrower Laura Trio, LLC defaulted on its $6.3 million loan for failure to repay outstanding principal and interest at maturity after failing to cure a notice of default issued on April 21, 2025. Management placed the loan in non-accrual status on January 1, 2025. Loan interest receivable of $0.02 million was written off during the year ended December 31, 2025. Subsequent to year end, the minority participation was paid off by the lead lender, ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a related party, for $1.1 million, which was the principal outstanding at the time.

On July 31, 2025, mortgage note borrower Keego Harbor MHC-Michigan LLC, in which the Company has a $1.4 million participation, failed to pay outstanding interest and principal at maturity. On September 25, 2025 the Company issued a notice of default, with an October 13, 2025 cure date. Management placed the loan in non-accrual status on October 13, 2025 after the borrower failed to cure the default. Additionally, management reversed $0.03 million in accrued interest income back to June 30, 2025, as it was determined to be uncollectable. Subsequent to year end, the minority participation was paid off by the lead lender, ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a related party, for $1.4 million, which was the principal outstanding at the time.

4. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 0.25% of the gross offering principal outstanding of all bonds. During the years ended December 31, 2025 and December 31, 2024, $0.03 million and $0.04 million of management fees were accrued and paid to the Managing Member, respectively. No management fees were held as payable to the Managing Member as of December 31, 2025 and December 31, 2024.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 0.50% of the gross offering proceeds. During the years ended December 31, 2025 and December 31, 2024, $0 and $1,425 of organization fees were accrued and paid to the Managing Member, respectively. As of December 31, 2025 and December 31, 2024, no organization fees are payable to the Managing Member.

The Company's mortgage loans receivable represent participating interests in senior loans held by related parties. See Note 3.

5. Member’s equity

As of December 31, 2025 and December 31, 2024, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions.

26

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

6. Bonds payable

During the year ended December 31, 2025, the Company issued no bonds. During the year ended December 31, 2024, the Company issued approximately $0.3 million Series E Bonds and $5.3 million Series F Bonds. All Series F Bond issuances during the year were reclassifications of Series C Bondholders. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering which are capitalized and amortized through the maturity of each Series as applicable. As of December 31, 2025 and December 31, 2024, there have been $0.2 million and $0.2 million of debt issuance costs incurred by the Company, respectively. During the years ended December 31, 2025 and December 31, 2024, $0.01 million and $0.04 million were amortized to bond interest expense. The Series A, Series C, and Series D Bonds matured on November 30, 2025, November 30, 2024, and May 31, 2025, respectively. The Series B, Series E, and Series F Bonds mature on May 31, 2026, January 31, 2026, and May 31, 2027, respectively. Besides the maturity and stated interest rates, all other terms of the Series A, B, C, D, E, and F Bonds are identical.

On July 19, 2023, the Company was requalified under Regulation A of the Securities Act, which allowed the offering to continue for another twelve months. Pursuant to this requalification, the Company began offering Series E Bonds exclusively, as outlined in the Post-Qualification Amendment to the Form 1-A filed on July 11, 2023. The Regulation A offering, including Series E and Series F Bonds, was further described in the Offering Statement filed on March 4, 2024. The Regulation A offering was subsequently withdrawn on July 29, 2024, and is now closed. Separately, the Company commenced an offering of Series F, Series G, and Series H Bonds under an exemption from registration pursuant to Regulation D of the Securities Act, as described in the Private Placement Memorandum dated August 31, 2024.

Bonds payable as of December 31, 2025 and December 31, 2024 are comprised of the following:

	Rate	12/31/2025	12/31/2024
Series A bonds payable	6.75%	$-	$730,000
Series B bonds payable	6.75%	3,814,000	4,304,000
Series D bonds payable	6.00%	-	1,330,000
Series E bonds payable	6.75%	2,655,000	2,655,000
Series F bonds payable	6.75%	5,250,000	5,250,000
Debt issuance costs (unamortized balance)		(6,134)	(14,584)
Total bonds payable, net		$11,712,866	$14,254,416

The Company executes quarterly interest payments to the Series A, Series B, Series E and Series F Bondholders at a rate of 6.75% per annum and Series D Bondholders at a rate of 6.00% per annum. For the years ended December 31, 2025 and December 31, 2024, the Company recorded $0.9 million and $1.1 million of bond interest expense, respectively. As of December 31, 2025 and December 31, 2024, $0.2 million and $0.2 million was payable to all Bondholders.

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is subject to the full discretion of the Manager. Bond redemptions pursuant to this election will occur in the order that notices are received. In accordance with the provisions of Section 2.02(d) of the bond indenture, each Series bond maturity is subject to the holders affirmative election to be redeemed upon the initial maturity date. If such election is not made, subject to notices being made by the Company and their representatives in the manner and time frame as defined in the indenture, the bonds will automatically renew for an additional 2 years from the initial maturity.

27

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

6. Bonds payable (continued)

Prior to the November 30, 2023 maturity date of the Series A bonds, the holders provided affirmative elections of redemption which resulted in $2.0 million of Series A bond principal being repaid. The remaining $1.5 million was automatically renewed through November 30, 2025 and the interest rate was increased to 6.75% per annum. During the period ended December 31, 2024, the Company repaid $0.8 million in Series A bond principal due to bondholder-elected redemptions. Prior to the November 30, 2025 maturity date of the Series A bonds, the Company elected to redeem all Series A Bonds which resulted in $0.7 million of Series A bond principal being repaid.

Prior to the May 31, 2024 maturity date of the Series B bonds, the holders provided affirmative elections of redemption which resulted in $0.8 million of Series B bond principal being repaid. Subsequent to the renewal and through December 31, 2024, $0.3 million in bond principal was repaid due to bondholder-elected redemptions. During the period ended December 31, 2025, $0.5 million in bond principal was repaid due to bondholder-elected redemptions. The remaining $4.6 million was automatically renewed through May 31, 2026 and the interest rate was increased to 6.75% per annum.

Prior to the November 30, 2024 maturity date of the Series C bonds, the Company elected to redeem all Series C Bonds which resulted in $2.3 million of Series C bond principal being repaid. The remaining $5.3 million of bondholders elected to reinvest their principal in the Series F bonds under the Regulation D offering. The Series F bonds have a maturity date of May 31, 2027 and interest rate of 6.75% per annum.

On the May 31, 2025 maturity date of the Series D bonds, the Company elected to redeem all Series D Bonds which resulted in $1.3 million of Series D bond principal being repaid.

The Bonds are also redeemable beginning 90 days from the issuance date subject to certain restrictions. Once the Company receives written notice from the bondholder, it will have 90 days from the date such notice is provided to set the redemption date which shall be the last day of the corresponding quarterly period or inform the Bondholder that their redemption request is deferred until accepted by the Manager. If the notice is received on or after 90 days from the issuance date of the Bond and on or before its maturity date, the payment to the bondholder will be reduced by an amount equal to 2% less than the annual interest rate of the amount of interest accrued on the applicable Bond as of the redemption date.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2026	$6,469,000
2027	5,250,000
Total bonds payable	$11,719,000

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

28

Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements December 31, 2025 and December 31, 2024

8. Subsequent events

On January 23, 2026, in accordance with the offering circular, the Company executed an interest payment for $0.2 million to the trustee, UMB Bank, N.A., and paying agent, Vistra.

On January 31, 2026, the maturity date of the Series E bonds, the Company elected to redeem a portion of Series E bonds which resulted in $0.7 million of Series E bond principal being repaid. The remaining $2.0 million of bondholders elected to reinvest their principal in the Series G bonds under the Regulation D offering. The Series G bonds have a maturity date of August 31, 2028 and an interest rate of 6.75% per annum.

On February 2, 2026, the minority participation interest with Laura Trio, LLC was paid off by the lead lender, ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a related party for $1.1 million, which was the principal outstanding at the time.

On February 9, 2026, the minority participation interest with Keego Harbor MHC-Michigan LLC was paid off by the lead lender, ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a related party for $1.4 million, which was the principal and interest outstanding at the time. The Company purchased the Participation Interest for $1.1 million.

On April 24, 2026, in accordance with the offering circular, the Company executed an interest payment for $0.2 million to the trustee, UMB Bank, N.A., and paying agent, Vistra.

The financial statements were approved by management and available for issuance on April 28, 2026. Subsequent events have been evaluated through this date.

29

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Intermediate Income Fund, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Intermediate Income Fund, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Intermediate Income Fund, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond*

(3)(c)	Form of Pledge and Security Agreement*

*Previously filed.

30

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, NC on April 28, 2026.

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC,
a Delaware limited liability company

By:	Red Oak Capital Participation Fund GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

31